Duff & Phelps Global Utility Income Fund Inc.

200 S. Wacker Dr, Suite 500

Chicago, IL 60606

February 25, 2014

VIA EDGAR

Mr. Ken Ellington

Staff Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Global Utility Income Fund Inc.

File No. 811-22533

Dear Mr. Ellington:

On behalf of the above-captioned registrant (the “Fund”), I am responding to oral comments provided on February 4, 2014 by the staff (the “Staff”) of the Securities and Exchange Commission on the Certified Shareholder Report on Form N-CSR filed by the Fund for the fiscal year ended October 31, 2013 (the “Form N-CSR”) and the Fund’s website (www.dpgfund.com). This letter will confirm and augment our oral discussions on the following points:

1.  The Staff referred to the Schedule of Investments on page 9 of the N-CSR and to the Fund’s investments in master limited partnerships (“MLPs”) included in that schedule. The Staff requested confirmation that the Fund’s MLP investments are complying with:

a.	The investment policy stated on page 7 of the Fund’s Registration Statement on Form N-2 (File No. 333-172883) that the Fund may invest up to 25% of its total assets in MLPs; and

b.	The requirement in section 851(b)(3)(B)(iii) of the Internal Revenue Code that not more than 25% of the Fund’s total assets may be invested in the securities of qualified publicly traded partnerships.

Response:  The Fund’s investment adviser monitors the Fund’s exposure to MLPs on a daily basis and has the following controls in place:

i.	If the Fund’s portfolio managers wish to purchase an MLP investment, or increase the amount of an existing MLP investment, the cost of the proposed investment is added to the value of the Fund’s existing MLP investments, and if the sum exceeds 25% of the value of the Fund’s total assets, the proposed investment is not permitted.

Mr. Ken Ellington

Securities and Exchange Commission

February 25, 2014

ii.	In addition, if at any time the daily testing indicates that the aggregate value of the Fund’s MLP investments exceeds 25% of the value of the Fund’s total assets (due to changes in the market value of the Fund’s portfolio securities), the portfolio managers are immediately notified of that fact, and as noted above, they will not be permitted to make any new or increased MLP investments unless the value of the Fund’s MLP portfolio is reduced below 25% of the value of the Fund’s total assets.

2.  The Staff referred to the “Dividend & Distribution” tab at the Fund’s website. The Staff noted that the information displayed at this tab includes a table showing the Fund’s distribution history, including the cash amount of each distribution. The Staff further noted that page 14 of the Form N-CSR indicates that a portion of the Fund’s distributions during the fiscal year represented a return of capital. The Staff expressed the view that if the Fund’s distributions include a component of capital gains or return of capital, then that fact needs to be disclosed wherever the amounts of the distributions are disclosed.

Response:  Whenever the Fund makes a distribution derived from any sources other than 100% from net investment income, the Fund provides a written statement disclosing the sources of such distribution (a “19(a) Notice”) in accordance with section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder. In addition, all of the Fund’s 19(a) Notices are available at the “Reports & Notices” tab at the Fund’s website.

In response to the Staff’s comment, however, the Fund has added the following text as an introduction to the distribution history table posted under the “Dividend & Distribution” tab at the Fund’s website:

The distributions listed in the table below reflect the amount of cash payment per share. A portion of the cash distribution represents return of capital. Any portion of the Fund’s distribution that is a return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income”. SEC 19(a) Shareholder Notices are available on this website on the page labeled “Reports & Notices”. The Notice provides an estimate of the sources of each distribution based on U.S. generally accepted accounting principles which may differ from federal income tax regulations. On the webpage labeled “Tax Information”, we have posted the annual Tax Information Letter for each calendar year that informs shareholders of the sources of distributions for federal income tax purposes.

Mr. Ken Ellington

Securities and Exchange Commission

February 25, 2014

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are cognizant of their responsibility to provide all information investors require for an informed decision, and that the Fund and its management are cognizant of their responsibility for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the above responses, the Form N-CSR or the Fund’s website should be directed to the undersigned at (312) 917-6529. Thank you for your attention to this correspondence.

Sincerely,

/s/ Alan M. Meder

Alan M. Meder
Treasurer and Principal Financial Officer

cc:	Chad Eskildsen (SEC)

Lawrence R. Hamilton (Mayer Brown LLP)

Joyce Riegel

Nathan Partain

T. Brooks Beittel